UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment and Restatement)*

Williams Partners L.P.

(Name of Issuer)

Common Units Representing Limited Partnership Interests

(Title of Class of Securities)

96950F 10 4

(CUSIP Number)

Craig L. Rainey

One Williams Center

Tulsa, Oklahoma 74172

(918) 573-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 96950F 10 4

1	NAME OF REPORTING PERSON The Williams Companies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 279,472,244
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 279,472,244
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 279,472,244
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.5%
14	TYPE OF REPORTING PERSON HC;CO

CUSIP No. 96950F 10 4

1	NAME OF REPORTING PERSON Williams Gas Pipeline Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 276,645,866
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 276,645,866
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,645,866
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.8%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 96950F 10 4

1	NAME OF REPORTING PERSON Williams Partners Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,826,378
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,826,378
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,826,378
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON OO – Limited Liability Company

Introduction

This is an amended and restated statement on Schedule 13D (“Schedule 13D”), filed by The Williams Companies, Inc. (“TWC”), Williams Partners Holdings LLC (“Holdings”) and Williams Gas Pipeline Company, LLC (“WGP”). For reference, please see the Schedule 13D originally filed by TWC, Williams Energy Services, LLC, Williams Energy, L.L.C., Williams Partners GP LLC ( “GP LLC” or the “General Partner”), Holdings, WGP, and MAPCO LLC (“MAPCO”) with the Securities and Exchange Commission (the “Commission”) on September 2, 2005, as amended by Amendment No. 1 filed on April 13, 2006, Amendment No. 2 filed on June 26, 2006, Amendment No. 3 filed on December 19, 2006, Amendment No. 4 filed on December 20, 2007, Amendment No. 5 filed on January 18, 2008, Amendment No. 6 filed on February 28, 2008, Amendment No. 7 filed on January 19, 2010, Amendment No. 8 filed on February 19, 2010, Amendment No. 9 filed on September 2, 2010, Amendment No. 10 filed on October 7, 2010, Amendment No. 11 filed on May 18, 2011, Amendment No. 12 filed on March 27, 2012, Amendment No. 13 filed on May 11, 2012, Amendment No. 14 filed on November 6, 2012, and Amendment No. 15 filed on March 15, 2013 (collectively, the “Previous Schedule 13D”).

Item 1. Security and Issuer.

This Schedule 13D relates to common units representing limited partner interests (“Common Units”) of Williams Partners L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at One Williams Center, Tulsa, Oklahoma 74172-0172.

Item 2. Identity and Background.

(a)	This Schedule 13D is filed by (i) TWC, a Delaware corporation, (ii) WGP, a Delaware limited liability company, and (iii) Holdings, a Delaware limited liability company, collectively, (the “Reporting Persons”).

TWC owns directly or indirectly 100% of each of WGP and Holdings; accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The principal business address of each of the Reporting Persons is One Williams Center, Tulsa, Oklahoma 74172-0172.

(c)	The principal business of TWC is to operate as an energy infrastructure company focused on connecting North America’s significant hydrocarbon resource plays to growing markets for natural gas, natural gas liquids, and olefins. The principal business of WGP is to own and operate natural gas pipeline operations of TWC. The principal business of Holdings is to hold Common Units.

(d)	During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	See (d).

(f)	Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a director or executive officer of TWC, Holdings, or WGP has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information provided in Item 4 below is incorporated by reference into this Item 3. TWC and certain of its subsidiaries acquired Common Units from the Issuer in several previous transactions in exchange for assets or cash. Please see the Previous Schedule 13D for a description of those transactions.

Item 4. Purpose of Transaction

As a result of transfers on July 1, 2013 between TWC and certain of its direct and indirect subsidiaries (the “Transfers”), WGP’s direct ownership of Common Units was increased. The purpose of the Transfers was to consolidate direct ownership of Common Units among TWC and its subsidiaries for administrative efficiency. The Transfers did not result in a change in the number of Common Units beneficially owned by TWC. Following the Transfers, WGP directly owns 276,645,866 Common Units and Holdings directly owns 2,826,378 Common Units.

TWC owns 100% of the general partner of the Issuer, GP LLC. As the sole member of the General Partner and pursuant to the provisions of the General Partner’s limited liability company agreement (the “GP LLC Agreement”), TWC has the ability to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and the Common Units and thus the Reporting Persons’ investment. The General Partner owns incentive distribution rights with respect to the Issuer and all of the Issuer’s 2% general partner interest.

Pursuant to the terms of the Issuer’s Amended and Restated Agreement of Limited Partnership, as amended (the “Partnership Agreement”), among other conditions, the General Partner may not be removed from its position as general partner of the Issuer unless 66-2/3% of the outstanding units of the Issuer, voting together as a single class, including units held by the General Partner and its affiliates, vote to approve such removal and the Issuer receives an opinion of counsel regarding limited liability and tax matters. Any removal of the General Partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding units of the Issuer, voting as separate classes. The ownership of more than 33-1/3% of the outstanding units by the General Partner and its affiliates would give them the practical ability to prevent the General Partner’s removal. Because the Reporting Persons control greater than 33-1/3% of the outstanding units of the Issuer, they can prevent the removal of the General Partner.

The Issuer’s Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove the General Partner as the Issuer’s general partner or otherwise change the Issuer’s management. If any person or group other than the General Partner and its affiliates acquires beneficial ownership of 20% or more of any class of units of the Issuer, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from the General Partner or its affiliates and any transferees of that person or group approved by the General Partner or to any person or group who acquires the units with the prior approval of the board of directors of the General Partner.

Under the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act of 1933 and applicable state securities laws any Common Units or other partnership securities proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of the General Partner as the Issuer’s general partner.

The Issuer periodically publicly announces financial and cash distribution forecasts and provides updates to those forecasts.

References to, and descriptions of, the Partnership Agreement in this Item 4 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.3 to the Issuer’s annual report on Form 10-K (File No. 001-32599) filed with the Commission on February 27, 2013, which is incorporated in its entirety in this Item 4. References to, and descriptions of, the GP LLC Agreement as set forth in this Item 4 are qualified in their entirety by reference to the GP LLC Agreement filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 26, 2005 which is incorporated in its entirety in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) (1)	TWC, as the direct or indirect 100% owner of each of WGP and Holdings, may, pursuant to Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended, be deemed to beneficially own 279,472,244 Common Units, which in the aggregate and based on calculations made in accordance with Rule 13d-3, represents 67.5% of the outstanding Common Units. TWC may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner, which is 100% owned by TWC.

(2)	Holdings is the record owner of 2,826,378 Common Units, which, based on calculations made in accordance with Rule 13d-3, represents 0.7% of the outstanding Common Units.

(3)	WGP is the record owner of 276,645,866 Common Units, which, in the aggregate and based on calculations made in accordance with Rule 13d-3, represents 66.8% of the outstanding Common Units.

(4)	See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.

(b)	The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.

(c)	Except as described in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons, has effected any transactions in the Common Units during the past 60 days.

(d)	The Reporting Persons have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. The members of Holdings — MAPCO, Williams Midstream Natural Gas Liquids Inc., Williams Natural Gas Liquids LLC and ESPAGAS USA, Inc. — may have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by Holdings. Except for the foregoing and the cash distribution described in Item 6 under the Caption “Issuer’s Partnership Agreement — Cash Distributions,” no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in item 4 above is incorporated by reference into this Item 6.

Issuer’s Partnership Agreement

The General Partner, as the sole general partner of the Issuer, Holdings, and WGP, as limited partners of the Issuer, and all other limited partners of the Issuer are party to the Partnership Agreement.

Distributions of Available Cash

Within 45 days after the end of each quarter, the Partnership Agreement requires the Issuer to distribute all of its available cash, as defined in the Partnership Agreement, to unitholders of record on the applicable record date. Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	Less the amount of cash reserves established by General Partner to:

•	Provide for the proper conduct of the Issuer’s business (including reserves for future capital expenditures and for our anticipated credit needs);

•	Comply with applicable law, any of the Issuer’s debt instruments or other agreements; or

•	Provide funds for distribution to the Issuer’s unitholders and to the General Partner for any one or more of the next four quarters;

•

Plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter for which the determination is being made. Working capital borrowings are borrowings used solely for working capital purposes or to pay distributions made pursuant to a credit facility or other arrangement to the extent such borrowings are required to be reduced to a relatively small amount each year for an economically meaningful period of time.

Pursuant to the Partnership Agreement, the Issuer makes distributions of available cash from operating surplus for any quarter in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the General Partner, until each outstanding unit has received the minimum quarterly distribution for that quarter; and

•	thereafter, cash in excess of the minimum quarterly distributions is distributed to the unitholders and the General Partner based on the incentive percentages below.

The General Partner is entitled to incentive distributions if the amount the Issuer distributes with respect to any quarter exceeds specified target levels shown below:

			Marginal Percentage
	Total Quarterly Distribution		Interest in Distributions
	Target Amount		Unitholders	General Partner
Minimum Quarterly Distribution		$0.35	98%	2%
First Target Distribution	up to $	0.4025	98%	2%
Second Target Distribution	above $	0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $	0.4375 up to $0.5250	75%	25%
Thereafter	above $	0.5250	50%	50%

If the Issuer’s unitholders remove the General Partner other than for cause and units held by the General Partner and its affiliates are not voted in favor of such removal:

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the General Partner will have the right to convert its general partner interest and, if any, its incentive distribution rights into common units or to receive cash in exchange for those interests.

The preceding discussion is based on the assumption that the General Partner maintains its 2% general partner interest and that the Issuer does not issue additional classes of equity securities.

In addition, the General Partner has from time to time agreed to waive a portion of incentive distributions. The General Partner temporarily waived its incentive distribution rights related to Common Units issued to TWC and the seller of Caiman Eastern Midstream, LLC, in connection with the Issuer’s 2012 acquisition of that entity, through 2013. Also, in connection with the Issuer’s acquisition of TWC’s 83.3 percent undivided interest and operatorship of the olefins production facility located in Geismar, Louisiana, along with a refinery-grade propylene splitter and pipelines in the Gulf region, the General Partner agreed to waive $16 million per quarter of incentive distribution rights until the later of December 31, 2013 or 30 days after the Geismar plant expansion is operational. In addition, in May 2013, the Issuer announced that the General Partner agreed to waive incentive distribution rights of up to $200 million over the following four quarters to support the Issuer’s cash distribution coverage ratio for 2013.

Limited Call Right

Pursuant to the Issuer’s Partnership Agreement, if at any time the General Partner and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class, the General Partner will have the right, but not the obligation, which it may assign in whole or in part to any of its affiliates or to the Issuer, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by the General Partner, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of: (i) the highest price paid by either of the General Partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which the General Partner first mails notice of its election to purchase those partnership securities; and (ii) the current market price as of the date three days before the date the notice is mailed.

Voting Rights

The Partnership Agreement sets forth the voting rights of the partners of the Issuer (including Holdings, WGP, and the General Partner), including, among others, those for the removal of the General Partner as the Issuer’s general partner, the transfer of the general partner interest in the Issuer and the transfer of the incentive distribution rights in the Partnership.

References to, and descriptions of, the Partnership Agreement in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.3 to the Issuer’s annual report on Form 10-K (File No. 001-32599) filed with the Commission on February 27, 2013, which is incorporated in its entirety in this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit A	Amended and Restated Agreement of Limited Partnership of Williams Partners L.P. (attached as Exhibit 3.3 to the Issuer’s annual report on Form 10-K (File No. 001-32599) filed with the Commission on February 27, 2013 and incorporated herein in its entirety by reference).

Exhibit B	Amended and Restated Limited Liability Company Agreement of Williams Partners GP LLC (attached as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 26, 2005 and incorporated herein in its entirety by reference).

Exhibit C	Joint Filing Statement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2013

The Williams Companies, Inc.

By:	/s/ Donald R. Chappel
Name: Donald R. Chappel
Title: Chief Financial Officer

Williams Gas Pipeline Company, LLC

By:	/s/ Rory L. Miller
Name: Rory L. Miller
Title: Senior Vice President – Atlantic—Gulf

Williams Partners Holdings LLC

By:	/s/ Rory L. Miller
Name: Rory L. Miller
Title: Senior Vice President

Schedule 1

Executive Officers of The Williams Companies, Inc.

Alan S. Armstrong

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Director, Chief Executive Officer, and President

Citizenship: USA

Amount Beneficially Owned: 20,000 (less than 1%) See footnote 3

Frank E. Billings

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Northeast G&P

Citizenship: USA

Amount Beneficially Owned: 0

Allison G. Bridges

c/o The Williams Companies, Inc.

295 Chipeta Way

Salt Lake City, Utah 84108

Principal Occupation: Senior Vice President – West

Citizenship: USA

Amount Beneficially Owned: 758 (less than 1%) See footnotes 1 and 2

Donald R. Chappel

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President & Chief Financial Officer

Citizenship: USA

Amount Beneficially Owned: 22,584 (less than 1%) See footnotes 1 and 2

John R. Dearborn, Jr.

c/o The Williams Companies, Inc.

2800 Post Oak Boulevard

Houston, TX 77056

Principal Occupation: Senior Vice President – NGL & Petchem Services

Citizenship: USA

Amount Beneficially Owned: 0

Robyn L. Ewing

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President & Chief Administrative Officer

Citizenship: USA

Amount Beneficially Owned: 0

Rory L. Miller

c/o The Williams Companies, Inc.

2800 Post Oak Blvd.

Houston, Texas 77056

Principal Occupation: Senior Vice President – Atlantic—Gulf

Citizenship: USA

Amount Beneficially Owned: 0

Fred E. Pace

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – E&C

Citizenship: USA

Amount Beneficially Owned: 0

Brian L. Perilloux

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Operational Excellence

Citizenship: USA

Amount Beneficially Owned: 300 (less than 1%) See footnotes 1 and 2

Craig L. Rainey

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President & General Counsel

Citizenship: USA

Amount Beneficially Owned: 8,067 (less than 1%) See footnotes 1 and 2

James E. Scheel

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President—Corporate Strategic Development

Citizenship: USA

Amount Beneficially Owned: 0

Ted T. Timmermans

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Vice President, Controller & Chief Accounting Officer

Citizenship: USA

Amount Beneficially Owned: 679 (less than 1%) See footnote 4

Board of Directors of The Williams Companies, Inc.

Alan S. Armstrong

(see above)

Joseph R. Cleveland

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 2,000 (less than 1%) See footnote 5

Kathleen B. Cooper

c/o Southern Methodist University

213 Carr Collins Hall

3330 University Boulevard

Dallas, Texas 75275-0117

Principal Occupation: Senior Fellow of the Tower Center for Political Studies at Southern Methodist University

Citizenship: USA

Amount Beneficially Owned: 0

John A. Hagg

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Chairman, Strad Energy Services Ltd.

Citizenship: USA

Amount Beneficially Owned: 0

Juanita H. Hinshaw

7701 Forsyth Blvd., Suite 1000

Clayton, Missouri 63105

Principal Occupation: President and Chief Executive Officer of H&H Advisors (a financial consulting firm)

Citizenship: USA

Amount Beneficially Owned: 1,758 (less than 1%) See footnotes 1 and 2

Ralph Izzo

80 Park Plaza

Newark, New Jersey 07102

Principal Occupation: Chairman, President and Chief Executive Officer of Public Services Enterprise Group Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Frank T. MacInnis

274 Riverside Avenue

Westport, Connecticut 06880

Principal Occupation: Chairman of the Board of The Williams Companies, Inc. and Director of EMCOR Group, Inc. (an electrical and mechanical construction company and energy infrastructure service provider)

Citizenship: USA

Amount Beneficially Owned: 8,792 (less than 1%) See footnotes 1 and 2

Steven W. Nance

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President and Manager, Steele Creek Energy, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Murray D. Smith

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President, Murray Smith and Associates (a consulting firm that provides strategic advice to the North American energy sector); former Minister of Energy for Alberta, Canada

Citizenship: USA

Amount Beneficially Owned: 0

Janice D. Stoney

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 8,792 (less than 1%) See footnote 6

Laura A. Sugg

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0 (less than 1%)

Executive Officers of Williams Partners Holdings LLC

Alan S. Armstrong

(see above)

Rory L. Miller

(see above)

Executive Officers of Williams Midstream Natural Gas Liquids, Inc.

Rory L. Miller

(See above)

Board of Directors of Williams Midstream Natural Gas Liquids, Inc.

Alan S. Armstrong

(see above)

Rory L. Miller

(see above)

Executive Officers of Williams Natural Gas Liquids LLC

Rory L. Miller

(see above)

Management Committee of Williams Natural Gas Liquids LLC

Alan S. Armstrong

(see above)

Rory L. Miller

(see above)

Executive Officers of ESPAGAS USA, Inc.

Donald R. Chappel

(see above)

Board of Directors of ESPAGAS USA, Inc.

Donald R. Chappel

(see above)

Dennis M. Elliott

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Director Operational Excellence for The Williams Companies, Inc.

Citizenship: USA

Amount Beneficially Owned: 758 (less than 1%) See footnotes 1 and 2

Executive Officers of Williams Gas Pipeline Company, LLC

Allison G. Bridges

(see above)

Rory L. Miller

(see above)

Fred E. Pace

(see above)

Brian L. Perilloux

(see above)

James E. Scheel

(see above)

Management Committee of Williams Gas Pipeline Company, LLC

Donald R. Chappel

(see above)

Robyn L. Ewing

(see above)

Executive Officers of MAPCO LLC

Rory L. Miller

(see above)

Management Committee of MAPCO LLC

Alan S. Armstrong

(see above)

Rory L. Miller

(see above)

1 Listed Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Common Units.

2 Listed Person has right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Units.

3 Listed Person is the trustee of the Alan Stuart Armstrong Trust dated June 16, 2010, who has the power to vote or to direct the vote of, the right to receive or the power to direct the receipt of dividends from, the power to dispose or direct the disposition of, and the right to receive the proceeds from the sale of, 10,000 Common Units held by the Trust. The Listed Person’s spouse is the trustee of the Shelly Stone Armstrong Trust dated June 16, 2010, who has the power to vote or to direct the vote of, the right to receive or the power to direct the receipt of dividends from, the power to dispose or direct the disposition of, and right to receive the proceeds from the sale of, 10,000 Common Units held by the Trust.

4 Listed Person and his spouse are the trustees of the Theodore T. and Cathy A. Timmermans Family Trust, dated June 17, 2008, therefore, the Listed Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Units, and the Listed Person’s spouse also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 679 Common Units held by the Trust.

5 Listed Person and his spouse are the trustees of the Joe R. Cleveland Family Trust, dated June 18, 2009, therefore, the Listed Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Units, and the Listed Person’s spouse also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 2,000 Common Units held by the Trust.

6 Listed Person and her spouse are the trustees of the Larry and Janice Stoney Family Trust, dated March 25, 2008, therefore, the Listed Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Units, and the Listed Person’s spouse also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 8,792 Common Units held by the Trust.